August 8, 2006
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc. Item 4.02 Form 8-K Filed July 31, 2006 File No. 1-16499
Dear Mr. Spirgel:
This letter sets forth our response to the comment in your letter dated August 3, 2006.
1.	We note you reference to “a comment letter from the SEC accounting staff”. Your disclosures seem to imply that we have issued only one comment to you regarding your application of EITF 04-5. Please amend your Form 8-K to provide complete disclosures about the facts and circumstances that prompted you to undertake an in-depth review of your venture agreements that ultimately identified the need for a restatement. Further, it is unclear what new interpretations relating to the accounting treatment for ventures you refer to, that played a role in your accounting review. In your amended 8-K and 10-K, clarify that the restatement is the correction of an error, and not a change in accounting principle.
Sunrise Response:
As we discussed in our Form 8-K dated July 31, 2006, as well as in our response to your letter of April 27, 2006, we historically allocated profits and losses on the basis of percentage of equity ownership, after taking into consideration whether the fair value of the venture’s assets in a hypothetical liquidation would be sufficient to satisfy any liquidation preferences. We believed that this method of accounting was appropriate under paragraph 25 of SOP 78-9, “Accounting for Investments in Real Estate”. Historically, there had been diversity in practice about how to apply equity accounting in various circumstances. One of the stated goals of the AcSEC’s Proposed Statement of Position “Accounting for Investor’s Interests in Unconsolidated Real Estate Investments”, which was exposed in 2000, was to narrow the range of acceptable practices for applying the equity method of accounting. The proposed SOP defines the hypothetical liquidation at book value method, and would have mandated its use for all unconsolidated real estate investments. While this literature was never approved or issued, we understand from discussions with our auditors that in recent years many registrants have determined that the hypothetical liquidation at book value method is the most appropriate interpretation of paragraph 25 of SOP 78-9. In our case, due to the preferences on cash flow distributions from operations and/or upon liquidation that our partners receive in certain ventures, we determined that our prior method of accounting did not accurately address the provisions of paragraph 25 of SOP 78-9 and therefore determined that a restatement was required to correct the error. In our amended Form 8-K, we will clarify that the restatement is the correction of an error and not a change in accounting principle, as requested by you. A draft of our proposed amended Item 4.02 disclosure is attached for the information of the staff. We will promptly file a Form 8-K/A once we have cleared with the staff our response to the staff’s comment. Our amended 2005 Form 10-K when filed will similarly describe the restatement as an error.
With respect to the remaining portion of your comment, we respectfully submit to the staff that in connection with the review of our 1st quarter 2006 results, our new Chief Accounting Officer, who started with Sunrise on April 17, 2006, raised a question as to how we were applying the equity method of accounting to our investments in unconsolidated ventures that provided for preferences on cash flow distributions from operations and/or upon liquidation, which prompted our accounting review. We were in the early stages of our review of our accounting for equity in earnings of our unconsolidated ventures under SOP 78-9 at the time we received your letter of April 27, 2006. Accordingly, the staff’s comment letter did not trigger our accounting review. We also believe that we have made all required disclosures under Item 4.02(a) (2) of Form 8-K, which requires a brief description of the errors to the extent known at the time of filing the Form 8-K. Nonetheless, in an effort to be responsive to the staff’s request, we will revise our Form 8-K to discuss more fully the scope of the open comment letter with the SEC, as reflected in the attached draft Form 8-K/A.
We acknowledge the following: 1) that Sunrise is responsible for the adequacy and accuracy of the disclosure in our Form 8-K filing, 2) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing, and 3) that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
/s/ Bradley B. Rush
Bradley B. Rush
Chief Financial Officer
(703) 744-1890